FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	February	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Research In Motion Provides Updated Subscriber Forecast	2

Document 1

February 11, 2009

FOR IMMEDIATE RELEASE

Research In Motion Provides Updated Subscriber Forecast

Waterloo, Ontario– Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provided an update on forecasted net subscriber account additions for the fiscal fourth quarter ending February 28, 2009.

RIM now expects net subscriber account additions for Q4 to be over 20% higher than the 2.9 million net subscriber account additions forecasted by RIM on December 18, 2008. RIM had record levels of net subscriber account additions throughout the month of December and continued to see strong levels following the holiday buying season. The new BlackBerry® products that were launched in the fiscal third quarter continue to be well received in the market and post-holiday subscriber performance in both North America and international markets has exceeded RIM’s earlier expectations. RIM expects net subscriber account additions in Q1 to reflect a more normalized average weekly run-rate as the first quarter will not include the type of holiday surge experienced in Q4.

“RIM achieved a very strong start to the holiday buying season and the momentum carried on stronger than expected during the past seven weeks despite a seasonally slower timeframe and the challenging economic environment,” said Jim Balsillie, Co-CEO at RIM. “We are pleased with our leadership and momentum in the market after shipping our 50 millionth BlackBerry smartphone in January and introducing a range of new products that are achieving exceptional early results and helping attract record levels of new customers to the BlackBerry platform.”

In addition, RIM is reaffirming its financial guidance for the fourth quarter and expects revenue for the quarter to be at or near the mid-point of the previously guided range. Gross margin and earnings per share for the quarter are expected to be at the low end of the previously guided ranges. A variety of factors, including product mix, lowered channel inventory levels and an increased ratio of new subscriber sales to upgrade and replacement sales, are contributing to the degree of outperformance in subscriber growth relative to revenue and earnings performance within the quarter.

RIM expects to report actual Q4 net subscriber account additions and actual Q4 financial results, as well as provide guidance for the first quarter of fiscal 2010, on April 2, 2009.

The number of net subscriber account additions is a non-financial metric and is intended to highlight the change in RIM’s subscriber base. The number of net subscriber account additions should not be relied upon as an indicator of RIM’s financial performance. The number of net subscriber account additions does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact: RIM Investor Relations 519.888.7465 investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements relating to RIM’s expectations with respect to net subscriber account additions in Q4 of fiscal 2009 and Q1 of fiscal 2010, revenue, gross margin and earnings in Q4, net subscriber account addition average weekly run-rates, anticipated growth in RIM’s business and other expectations relating to RIM. The terms and phrases “forecasted”, “expects”, “continue”, “momentum”, “guidance”, “will”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances including, but not limited to, general economic conditions, product pricing levels and competitive intensity, supply constraints and new product introductions. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to the restatement of RIM’s previously-filed financial statements as a result of the internal review of RIM’s historical option granting practices, and regulatory investigations and litigation relating to those matters, including possible sanctions or penalties against the Company or its directors or officers; risks relating to RIM’s intellectual property rights; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; risks relating to the efficient and uninterrupted operation of RIM’s network operations center; risks related to RIM’s international operations; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 11, 2009	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer